UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

EPIRUS Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

29428P107

(CUSIP Number)

Daniel K. Turner, III

One Ferry Building, Suite 255,

San Francisco, CA 94111.

(650) 234-1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Scott D. Elliott

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

(415) 315-6379

July 15, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29428P107

1.	Names of Reporting Persons Montreux Equity Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 19,524,459 shares of Common Stock (See Item 5)

	8.	Shared Voting Power -

	9.	Sole Dispositive Power 19,524,459 shares of Common Stock (See Item 5)

	10.	Shared Dispositive Power -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,524,459 shares of Common Stock (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 15.1% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29428P107

1.	Names of Reporting Persons Montreux Equity Partners V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,714,764 shares of Common Stock (See Item 5)

	8.	Shared Voting Power -

	9.	Sole Dispositive Power 2,714,764 shares of Common Stock (See Item 5)

	10.	Shared Dispositive Power -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,714,764 shares of Common Stock (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 2.1% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

Item 1.         Security and Issuer.

This Schedule 13D relates to the common stock, $0.001 par value per share (“Common Stock”), of EPIRUS Biopharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 699 Boylston Street, Eleventh Floor, Boston, MA 02116.

Item 2.         Identity and Background.

(a)         This Schedule 13D is filed by Montreux Equity Partners IV, L.P. (“MEP IV”) and Montreux Equity Partners V, L.P. (“MEP V” and together with MEP IV, the “Reporting Persons”). The sole general partner of MEP IV is Montreux Equity Management IV, LLC (“MEM IV”), whose managers are John J. Savarese M.D., Howard D. Palefsky and Daniel K. Turner, III. The sole general partner of MEP V is Montreux Equity Management V, LLC (“MEM V”), whose manager is Mr. Turner. Certain information regarding MEM IV, MEM V, Dr. Savarese, Mr. Palefsky and Mr. Turner is set forth on Schedule 1 hereto.

(b)         The address of the principal place of business of the Reporting Persons is One Ferry Building, Suite 255 San Francisco, CA 94111.

(c)          The principal business of the Reporting Persons is venture capital investment.

(d)         During the last five years, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule 1 hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of the Reporting Persons is a California limited partnership.

Item 3.         Source and Amount of Funds or Other Consideration.

On July 15, 2014, EPIRUS Biopharmaceuticals, Inc., formerly known as Zalicus Inc., a Delaware corporation (the “Issuer”), completed its merger with the former entity EPIRUS Biopharmaceuticals, Inc., a Delaware corporation and private company (the “Former Entity”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated April 15, 2014, as amended May 7, 2014 (as amended, the “Merger Agreement”), by and among the Issuer, the Former Entity and EB Sub, Inc. (“EB Sub”), formerly known as BRunning, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (the “Merger”). Pursuant to the Merger Agreement, EB Sub merged with and into the Former Entity with the Former Entity being the surviving corporation of the Merger and thereby becoming a wholly-owned subsidiary of the Issuer. Also on July 15, 2014, the Issuer’s name was changed to “EPIRUS Biopharmaceuticals, Inc.”

Pursuant to the Merger, each share of capital stock of the Former Entity was exchanged for the right to receive 1.3259 shares of Common Stock of the Issuer. As a result of the Merger, the former stockholders of the Former Entity own 81% of the Issuer’s total outstanding shares of Common Stock and of the total voting power of all of the Issuer’s outstanding securities.  The exchange was registered under the Securities Act of 1933, as amended, on Form S-4 (File No. 333-195818), originally filed on May 8, 2014.

Upon consummation of the Merger, MEP IV received a total of 19,524,459 shares of Common Stock of the Issuer in exchange for its holdings of the Former Entity, and MEP V received a total of 2,714,764 shares of Common Stock of the Issuer in exchange for its holdings of the Former Entity.

This summary is qualified in its entirety by reference to the full text of the Merger Agreement and the amendment thereto, which are filed as Exhibits II and III hereto and incorporated by reference herein.

Item 4.         Purpose of Transaction.

The Reporting Persons acquired the Common Stock pursuant to the terms of the Merger Agreement. Depending on market conditions, the Reporting Persons’ continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares of the Issuer’s Common Stock.  Any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.  Other than as described above and in this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the following:

(a)         the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)         an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)         any change in the present board of directors or management of the Issuer;

(e)          any material change in the present capitalization or dividend policy of the Issuer;

(f)           any other material change in the Issuer’s business or corporate structure;

(g)          changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)         causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)             a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the 1934 Act; or

(j)            any action similar to any of those enumerated above.

Item 5.         Interest in Securities of the Issuer.

(a)-(b) The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Schedule 13D is provided as of July 15, 2014:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)

MEP IV (1)	19,524,459	19,524,459	0	19,524,459	0	19,524,459	15.1%

MEP V (2)	2,714,764	2,714,764	0	2,714,764	0	2,714,764	2.1%

(1) John J. Savarese, M.D., Howard D. Palefsky, and Daniel K. Turner III are the managers of Montreux Equity Management IV, LLC, which is the sole general partner of Montreux Equity Partners IV, L.P., which directly holds 19,524,459 shares of Common Stock of the Issuer.

(2) Daniel K. Turner III is the sole manager of Montreux Equity Management V, LLC, which is the sole general partner of Montreux Equity Partners V, L.P., which directly holds 2,714,764 shares of Common Stock of the Issuer.

(3) This percentage is calculated based upon 128,990,809 shares of Common Stock outstanding (as of July 15, 2014) as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 15, 2014.

(c) The Reporting Persons have not effected any transactions in the Common Stock in the last 60 days, other than as described in Item 3.

(d) Not applicable.

(e) Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.         Material to be Filed as Exhibits.

Exhibit I — Agreement Regarding the Joint Filing of Schedule 13D, dated July 25, 2014 by and among MEP IV and MEP V.

Exhibit II — Agreement and Plan of Merger and Reorganization, dated as of April 15, 2014.*

Exhibit III — Amendment to Agreement and Plan of Merger and Reorganization, dated as of May 7, 2014*

* Incorporated by reference from the Issuer’s Registration Statement on Form S-4 (File No. 333-195818), as declared effective on June 6, 2014.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2014

MONTREUX EQUITY PARTNERS IV, L.P.

By:	Montreux Equity Management IV, LLC
Its:	General Partner

By:	/s/ Daniel K. Turner, III

Name:	Daniel K. Turner, III
Manager

MONTREUX EQUITY PARTNERS V, L.P.

By:	Montreux Equity Management V, LLC
Its:	General Partner

By:	/s/ Daniel K. Turner, III

Name:	Daniel K. Turner, III
Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Schedule 1

Montreux Equity Management IV, LLC, a California limited liability company

One Ferry Building, Suite 255

San Francisco, CA 94111

Principal Business: Venture capital investment

Montreux Equity Management V, LLC, a California limited liability company

One Ferry Building, Suite 255

San Francisco, CA 94111

Principal Business: Venture capital investment

John J. Savarese, M.D.

c/o Montreux Equity Partners

One Ferry Building, Suite 255

San Francisco, CA 94111

Principal Occupation:  Principal of venture capital investment partnerships

Citizenship:  United States of America

Howard D. Palefsky

c/o Montreux Equity Partners

One Ferry Building, Suite 255

San Francisco, CA 94111

Principal Occupation:  Principal of venture capital investment partnerships

Citizenship:  United States of America

Daniel K. Turner, III

c/o Montreux Equity Partners

One Ferry Building, Suite 255

San Francisco, CA 94111

Principal Occupation:  Principal of venture capital investment partnerships

Citizenship:  United States of America

EXHIBIT INDEX

Exhibit I - Agreement Regarding the Joint Filing of Schedule 13D.